DNB Markets, Inc.
30 Hudson Yards, 81st Floor
New York, NY 10001

March 30, 2023

VIA EDGAR and E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Lily Dang, Mark Wojciechowski, Michael Purcell, and Laura Nicholson

Re:	Himalaya Shipping Ltd. Registration Statement on Form F-1 File No. 333-270337

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Himalaya Shipping, Ltd. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 3:00 p.m., Washington D.C. Time, on March 30, 2023, or at such later time as the Company or its counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

DNB Markets, Inc.

By:	/s/ Kristoffer N. Braaten
Name: Kristoffer N. Braaten
Title: Director, U.S. Equity Capital Markets

By:	/s/ Theodore S. Jadick, Jr.
Name: Theodore S. Jadick, Jr.
Title: President, DNB Markets, Inc.

On behalf of each of the Underwriters

Signature Page to Underwriter Acceleration Request